DD 11/29/13

SECU[...]ISSION

13026186

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section NOV 27 2013 Washington DC 124

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response. . .	12.00

SEC FILE NUMBER
8-03150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sweney Cartwright & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 SOUTH HIGH STREET, SUITE 300
(No. and Street)

COLUMBUS	OH	43215-3438
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER KEKLAK (614) 228-5391
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name - *if individual, state last, first, middle name*)

10 W. BROAD ST., SUITE 1700	COLUMBUS	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. DD 12/3/13

KW 12/2/2013

OATH OR AFFIRMATION

I, Stephen Cartwright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sweney Cartwright & Company., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL L. MILLER
NOTARY PUBLIC • STATE OF OHIO
Recorded in Franklin County
My commission expires Oct. 13, 2015

Stephen Cartwright
Signature

PRESIDENT
Title

Crystal L. Miller
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & CO.

FINANCIAL STATEMENTS
September 30, 2013

SWENEY CARTWRIGHT & CO.
Columbus, Ohio

FINANCIAL STATEMENTS
September 30, 2013

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Sweney Cartwright & Co.
Columbus, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of Sweney Cartwright & Co. (the "Company"), which comprise the statement of financial condition as of September 30, 2013, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

(Continued)

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules as of September 30, 2013: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, are presented on pages 11 through 14 for the purpose of additional analysis and are not a required part of the financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 26, 2013

SWENEY CARTWRIGHT & CO.
STATEMENT OF FINANCIAL CONDITION
September 30, 2013

Assets		
Cash and cash equivalents	$	102,369
Cash segregated in special reserve account		85,000
Deposits with clearing organizations		562,190
Receivable from customers		158,853
Accrued interest and dividends receivable		10,596
Securities owned, at fair value:		
State and municipal obligations		2,847,781
Corporate equity securities		937,496
Corporate fixed income securities		72,437
Mutual fund – municipal securities		1,761,902
Deferred income taxes, net		125,183
Other assets		27,745
Total assets	$	6,691,552
Liabilities and Stockholders' Equity		
Liabilities		
Line of credit borrowing	$	2,150,000
Payable to clearing organizations and customers		18,754
Accrued liabilities		262,620
Total liabilities		2,431,374
Stockholder's Equity		
Common stock (par value: $0.50 per share):		
100,000 shares authorized; 26,857 shares issued and outstanding		13,429
Retained earnings		4,246,749
Total stockholders' equity		4,260,178
Total liabilities and stockholders' equity	$	6,691,552

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF OPERATIONS
For the year ended September 30, 2013

Revenues	
Commissions, fees, and net trading gains	$ 2,311,960
Interest and dividends	139,758
Other	9,047
	2,460,765
Operating expenses	
Compensation and commissions	1,801,733
Custody and clearing charges	117,943
Information systems and other service charges	344,784
Rent and office operations	114,744
Communications	31,297
Interest	8,326
Floor brokerage	49,865
Local and state taxes	38,480
Other	132,590
	2,639,762
Loss before income taxes	(178,997)
Income tax benefit	(113,510)
Net loss	$ (65,487)

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2013

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Stockholders' Equity
Balances, October 1, 2012	28,857	$ 14,429	$ 4,651,236	$ 4,665,665
Net loss	-	-	(65,487)	(65,487)
Repurchase and retirement of $0.50 par value common stock	(2,000)	(1,000)	(339,000)	(340,000)
Balances, September 30, 2013	26,867	$ 13,429	$ 4,246,749	$ 4,260,178

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2013

Cash flows from operating activities		
Net loss	$	(65,487)
Changes in assets and liabilities:		
Cash segregated in special reserve account		25,000
Deposits with clearing organizations		(140,203)
Receivable from customers		(122,332)
Accrued interest and dividends receivable		13,311
Securities owned		(910,946)
Deferred taxes and other assets		(58,758)
Payable to clearing organizations and customers		(5,832)
Accrued liabilities		115,345
Net cash used in operating activities		(1,149,902)
Cash flows from financing activities		
Repurchase of Company stock		(340,000)
Proceeds of line of credit borrowing, net		1,490,000
Net cash provided by financing activities		1,150,000
Net increase in cash and cash equivalents		98
Cash and cash equivalents at beginning of year		102,271
Cash and cash equivalents at end of year	$	102,369
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	8,326
Income taxes		-

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business: Sweney Cartwright & Co. (the "Company") is an SEC-registered broker-dealer in securities and member of the Financial Industry Regulatory Authority ("FINRA"), specializing in sales of stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities and Related Revenue: The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis and recorded on the Statement of Operations as part of Commissions, fees, and net trading gains. Customers' securities transactions, where the Company serves as an agent, are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

Interest and dividends related to securities owned are accrued when earned.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, but not yet settled are stated at fair value. The resulting difference between cost and fair value is included in income as net trading gains. The Company determines fair value by using public market quotations, quoted prices from dealers, recent market transactions, or its best judgment, depending upon the underlying security.

Furniture and Equipment: Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2013 the Company had $2,369 held on deposit at Huntington National Bank and $100,000 held on deposit at Park National Bank, of which, up to $250,000 is insured at each institution by the Federal Deposit Insurance Corporation "FDIC".

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The effect of adopting this new guidance was not material to the Company's financial position or results of operations.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $85,000 has been segregated in a special reserve bank account for the exclusive benefit of customers as required under Rule 15c3-3 of the Securities and Exchange Act of 1934.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers represent amounts due on cash and when-issued transactions. The Company does not extend margin transactions to its customers, thus, no allowance is deemed necessary for uncollectible accounts. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 – SHORT-TERM BORROWINGS

During the year ended September 30, 2013, the Company maintained unsecured demand lines of credit that total $5,000,000. The interest rate is determined based on the daily fluctuating LIBOR plus 2%. The rate at which the Company could borrow on this line of credit, was 2.1875% at September 30, 2013. At September 30, 2013, the Company had a balance of $2,150,000 drawn on the lines of credit.

NOTE 5 – INCOME TAXES

During the year ended September 30, 2013, the Company had tax exempt interest income of approximately $106,000. Current tax benefit totaled $27,477 and deferred tax benefit totaled $86,033 for the year ended September 30, 2013. The effective tax rate differs from the statutory rate of 34% principally due to tax-exempt interest income.

Deferred tax assets totaled $126,933 and deferred tax liabilities totaled $1,750 at September 30, 2013, primarily including an alternative minimum tax credit carry-forward deferred tax asset of $19,576 and a net operating loss carry-forward deferred tax asset of $83,940. The net operating loss carry-forward, totaling $247,000, was generated in 2013 and expires in 2033. As of September 30, 2013, based upon projections of future taxable income, the Company has determined that it is more likely than not to realize $125,183 of net deferred tax assets in future years.

At October 1, 2012 and September 30, 2013 there were no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next twelve months.

(Continued)

NOTE 5 – INCOME TAXES (Continued)

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by federal taxing authorities for tax years prior to 2009. The tax years 2009-2012 remain open for examination by the U.S. taxing authorities.

NOTE 6 – STOCK REPURCHASE AND PURCHASE AGREEMENTS

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock contingent upon notice from an individual stockholder. The stock would be purchased by the Company at book value.

On September 12, 2005, one of the Company's stockholders entered an agreement with one of the Company's officers allowing the officer the option to purchase 1,000 shares of the Company's stock from the other offering stockholder at a weighted average price of $139 between January 1, 2009 and 2016. No options were exercised during the year ended September 30, 2013.

NOTE 7 - PREMISES AND EQUIPMENT

The Company renewed its current office space lease for another ten years expiring on December 31, 2023. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,	
2014	$ 81,715
2015	83,538
2016	85,219
2017	86,912
2018	88,640
Thereafter	478,719
	$ 904,743

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $78,433 for the year ended September 30, 2013.

NOTE 8 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and settles customer securities transactions on a basis of delivery versus payment. The risk with these transactions is that customers may fail to satisfy their obligations requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

At September 30, 2013, the Company did not have any outstanding "when issued commitments" to purchase municipal bonds from customers, dealers or commitments from other investors to purchase these bonds upon issuance at year end.

(Continued)

NOTE 9 – EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company's contribution and expense to the Plan for fiscal year 2013 was $23,008.

NOTE 10 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned: The fair values for securities owned are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. Securities owned and measured at fair value on a recurring basis are summarized below.

Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at September 30, 2013, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Securities owned:				
State and municipal obligations	$ -	$ 2,847,781	$ -	$ 2,847,781
Corporate equity securities	583,258	354,238	-	937,496
Corporate fixed income securities	3,456	10,481	58,500	72,437
Mutual fund – municipal securities	1,761,902	-	-	1,761,902
	$ 2,348,616	$ 3,212,500	$ 58,500	$ 5,619,616

(Continued)

NOTE 10 – FAIR VALUE MEASUREMENTS (Continued)

Current assets, such as cash and deposits with clearing organizations, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities such as the Company's line of credit, payables, and other liabilities are carried at amounts approximating fair value based on their relatively short due dates.

At September 30, 2013, the Company owns a security valued at $58,500 using level 3 methods, which is collateralized by a land trust that receives lease payments on a 99 year lease that is renewable in 2029. Due to uniqueness of the security and absence of trading activity, significant unobservable inputs are used by the Company to value the security. A discounted cash flow model is used to value the security based on perpetual yield of 11%.

The following table presents assets measured at fair value using significant unobservable inputs (level 3) for the year ended September 30, 2013:

Balance at October 1, 2012	$ 58,500
Purchased	-
Net realized gains included in earnings	-
Balance at September 30, 2013	$ 58,500

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At September 30, 2013, the Company had net capital of $3,286,780, which was $3,036,780 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 74.00%.

In October 2012, the Company repurchased and retired 2,000 shares of $0.50 par value common stock, which reduced stockholders' equity by approximately $340,000.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-15 OF THE SECURITIES AND EXCHANGE ACT OF 1934

SWENEY CARTWRIGHT & CO.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2013

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 4,260,178
OTHER DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Securities owned not readily marketable	362,642
Exchange membership	3,500
Certain receivables from clearing organizations	7,172
Other assets	201,019
Other deductions and or charges	3,500
Total deductions and/or charges	577,833
Net capital before haircuts on security positions	3,682,345
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
State and municipal obligations	170,209
Corporate obligations	518
Stocks and warrants	100,805
Other securities	124,033
Total haircuts	395,565
NET CAPITAL	$ 3,286,780
AGGREGATE INDEBTEDNESS	
Bank loans payable	$ 2,150,000
Fails to receive	10,220
Payable to customers	1,445
Accounts payable, accrued expense and other liabilities	269,729
TOTAL AGGREGATE INDEBTEDNESS	$ 2,431,394
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$ 250,000
EXCESS NET CAPITAL	$ 3,036,780
EXCESS NET CAPITAL AT 1500% (net capital in excess of 1/15th of aggregate indebtedness)	$ 3,124,687
EXCESS NET CAPITAL AT 1000% (net capital in excess of 1/10th of aggregate indebtedness)	$ 3,043,641
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	74.00%

(Continued)

SWENEY CARTWRIGHT & CO.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2013

RECONCILIATION WITH THE COMPANY'S COMPUTATION

Net capital, as reported in Company's originally filed part II (unaudited) FOCUS report	$	3,255,475
Adjustment for discretionary bonus accrual and related income tax impact		30,870
Net capital, as reported above	$	3,286,345
Aggregate indebtedness, as reported in Company's originally filed Part II (unaudited) FOCUS report	$	2,474,821
Adjustment for current/deferred income tax liabilities (net) and discretionary bonus accrual		(43,447)
Aggregate indebtedness, as reported above	$	2,431,374

SWENEY CARTWRIGHT & CO.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2013

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
A. Number of items	None

SWENEY CARTWRIGHT & CO.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2013

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	1,445
Customers' securities failed to receive		10,220
TOTAL CREDIT ITEMS	$	11,665
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	122,060
TOTAL DEBIT ITEMS	$	122,060
RESERVE COMPUTATION		
Excess of total credits over total debits	$	-
Amount held on deposit at September 30, 2013	$	85,000
Amount of withdraw	$	-
New amount in reserve account after subtracting withdraw	$	85,000

Note: The above computation does not differ materially from the computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3 included in Part II of the FOCUS Report filed by the Company as of September 30, 2013.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors
Sweney Cartwright & Co.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by Sweney Cartwright & Co. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared with the total revenue amount reported in the audited financial statements included on Form X-17A-5 to the amount reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 26, 2013

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Directors and Stockholders
Sweney Cartwright & Co.
Columbus, Ohio

In planning and performing our audit of the financial statements of Sweney Cartwright & Co. (the "Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, and corrected on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 26, 2013